Exhibit 99.1

Excellon Resources Inc.

Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020
in thousands of U.S. dollars

(unaudited)

Excellon Resources Inc.

Condensed Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

Notice to Reader

Pursuant to National Instrument 51-102, subsection 4.3(3)(b), if a reporting issuer engaged an auditor to perform a review of an interim financial report and the auditor was unable to complete the review, the interim financial report must be accompanied by a notice indicating that the auditor was unable to complete a review of the interim financial report and the reasons why the auditor was unable to complete the review. The Company engaged its auditor to complete an interim review but as a result of time constraints directly related to evaluating the impact of legal matters associated with the Provision for litigation (Note 12), the auditor was not able to complete its review prior to the Company’s filing deadline.

		September 30	December 31
		2021	2020
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		3,400	8,380
Marketable securities and warrants	3	1,551	2,350
Trade receivables		479	1,782
VAT recoverable		3,305	5,573
Inventories	4	3,301	2,375
Other current assets		2,151	1,333
		14,187	21,793

Non-current assets
Property, plant and equipment	5	25,564	25,830
Mineral rights	6	20,752	20,511
Deferred tax assets	7	532	5,145
Total assets		61,035	73,279

Liabilities
Current liabilities
Trade and other payables	8	8,211	8,172
VAT payable		1,357	3,415
Lease liabilities		244	405
Provision for litigation	12	22,175	-
		31,987	11,992

Non-current liabilities
Convertible debentures	10	8,932	7,283
Provisions	9	2,410	2,208
Deferred tax liabilities		855	929
Lease liabilities		277	425
Total liabilities		44,461	22,837

Equity
Share capital	11	137,995	136,199
Contributed surplus		34,732	34,015
Accumulated other comprehensive loss		(15,434)	(15,380)
Deficit		(140,719)	(104,392)
Total equity		16,574	50,442

Total liabilities and equity		61,035	73,279

The accompanying notes are an integral part of these condensed consolidated financial statements.

1

Excellon Resources Inc.

Condensed Consolidated Statements of Comprehensive Loss

For the three and nine months ended September 30, 2021 and 2020

(unaudited) (in thousands of U.S. dollars, except per share data)

		Three months ended		Nine months ended
		September 30	September 30	September 30	September 30
		2021	2020	2021	2020
	Notes	$	$	$	$

Revenue	13	9,151	9,857	28,649	16,105

Production costs		(5,567)	(5,875)	(17,533)	(13,994)
Depletion and amortization		(1,809)	(1,269)	(5,372)	(3,204)
Cost of sales	14.a	(7,376)	(7,144)	(22,905)	(17,198)

Gross profit (loss)		1,775	2,713	5,744	(1,093)

Administrative expenses	14.b	(1,067)	(1,078)	(3,662)	(3,167)
Share-based payment expenses	11	(286)	(296)	(1,414)	(1,582)
Amortization		(100)	(128)	(360)	(260)
General and administrative expenses		(1,453)	(1,502)	(5,436)	(5,009)

Exploration and holding expenses	15	(2,538)	(2,001)	(5,411)	(2,631)
Other expenses	12,14.c	(22,283)	(934)	(23,121)	(367)
Impairment loss	5	(752)	-	(752)	-
Finance expenses	16	(688)	(292)	(2,438)	(1,829)

Loss before income taxes		(25,939)	(2,016)	(31,414)	(10,929)

Income tax (expense) recovery	7	(4,921)	1,776	(4,913)	919

Net Loss		(30,860)	(240)	(36,327)	(10,010)

Other comprehensive (loss) income
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation differences		(236)	1,267	(54)	(5,379)
Total other comprehensive (loss) income		(236)	1,267	(54)	(5,379)

Total comprehensive (loss) income		(31,096)	1,027	(36,381)	(15,389)

Loss per share
Basic and diluted		$(0.94)	$(0.01)	$(1.12)	$(0.36)

Weighted average number of shares
Basic and diluted		32,784,967	31,743,702	32,520,297	27,757,750

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

Excellon Resources Inc.

Condensed Consolidated Statements of Cash Flow

For the three and nine months ended September 30, 2021 and 2020

(unaudited) (in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$

Cash flow generated by (used in)

Operating activities
Net loss for the period	(30,860)	(240)	(36,327)	(10,010)
Adjustments for non-cash items:
Depletion and amortization	1,909	1,392	5,732	3,401
Income tax expense (recovery)	4,921	(1,882)	4,913	(895)
Share-based payment expenses	286	356	1,414	1,497
Interest and accretion expense	744	659	2,512	1,106
Unrealized (gain) loss on currency hedges	-	(346)	21	673
Loss on disposal of mineral rights	-	-	-	188
Unrealized loss (gain) on marketable securities and purchase warrants	12	276	816	(1,407)
Discount on shares issued to settle payables	-	122	-	196
Provision for litigation	22,277	-	22,277	-
Impairment loss	752	-	752	-
Taxes paid	(50)	(114)	(219)	(262)
Operating cash flows before changes in working capital	(9)	223	1,891	(5,513)

Changes in non-cash working capital
Trade receivables	1,252	(2,467)	1,242	(189)
VAT recoverable	1,071	(166)	2,198	(845)
Inventories	(318)	600	(970)	252
Other assets	169	(210)	(953)	163
Trade and other payables	(813)	483	(257)	576
VAT payable	(864)	377	(2,019)	722
Net cash generated by (used in) operating activities	488	(1,160)	1,132	(4,834)

Investing activities
Purchase of property, plant and equipment	(2,248)	(1,812)	(5,761)	(5,454)
Purchase of mineral rights	(79)	(68)	(154)	(68)
Transaction costs paid on acquisition of Otis Gold Corp.	-	-	-	(1,723)
Payments received under earn-in agreement	-	-	75	-
Loan to Otis Gold Corp., net of cash received on acquisition	-	-	-	(304)
Net cash used in investing activities	(2,327)	(1,880)	(5,840)	(7,549)

Financing activities
Proceeds from issuance of Convertible Debt	-	12,761	-	12,761
Proceeds from Credit Facility	-	-	-	5,871
Repayment of Credit Facility	-	(6,000)	-	(6,000)
Proceeds from options and warrants exercised	-	187	36	311
Lease payments	(110)	(97)	(322)	(196)
Interest paid	(10)	(140)	(36)	(423)
Net cash (used in) from financing activities	(120)	6,711	(322)	12,324

Effect of exchange rate changes on cash and cash equivalents	(117)	(128)	50	893

Change in cash and cash equivalents	(2,076)	3,543	(4,980)	834

Cash and cash equivalents - beginning of the period	5,476	3,635	8,380	6,344
Cash and cash equivalents - end of the period	3,400	7,178	3,400	7,178

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

Excellon Resources Inc.

Condensed Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2021 and 2020

(unaudited) (in thousands of U.S. dollars, except per share data)

			Accumulated
			other
	Share	Contributed	comprehensive		Total
	capital	surplus	loss	Deficit	equity
	$	$	$	$	$

Balance - January 1, 2020	114,840	28,730	(13,006)	(88,372)	42,192

Net loss for the period	-	-	-	(10,010)	(10,010)
Total other comprehensive loss	-	-	(5,379)	-	(5,379)
Total comprehensive loss	-	-	(5,379)	(10,010)	(15,389)

Acquisition of Otis Gold Corp.	16,370	594	-	-	16,964
Shares issued as part of Credit Facility	180	-	-	-	180
Shares issued to settle payables	1,738	-	-	-	1,738
Share options:
Value of services recognized and shares issued	508	162	-	-	670
Deferred and restricted share units:
Value of units recognized and shares issued	1,626	(497)	-	-	1,129
Warrants:
Value of warrants issued with Convertible Debentures	-	1,001	-	-	1,001
Proceeds on issuing shares	8	(2)	-	-	6
Value of shares issued in asset acquisition	246	-	-	-	246
Convertible Debentures
Value of conversion options on Convertible Debentures	-	3,815	-	-	3,815
Balance - September 30, 2020	135,516	33,803	(18,385)	(98,382)	52,552

Balance - January 1, 2021	136,199	34,015	(15,380)	(104,392)	50,442

Net loss for the period	-	-	-	(36,327)	(36,327)
Total other comprehensive loss	-	-	(54)	-	(54)
Total comprehensive loss	-	-	(54)	(36,327)	(36,381)

Share options:
Value of services recognized	-	427	-	-	427
Proceeds on issuing shares	54	(18)	-	-	36
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	679	(679)	-	-	-
Value of units recognized	-	987	-	-	987
Value of shares issued in asset acquisition	336	-	-	-	336
Convertible Debentures:
Interest payable settled with shares	727	-	-	-	727
Balance - September 30, 2021	137,995	34,732	(15,434)	(140,719)	16,574

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

1. GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange (the “TSX”), NYSE American, LLC exchange (the “NYSE American”) under the symbol EXN and the Frankfurt Stock Exchange under the symbol E4X2. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality advanced exploration gold project in Idaho; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

On April 2, 2020, the Company announced a temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19 (the “Suspension”). The Suspension impacted all industries considered non-essential across Mexico. For the Company, the Suspension resulted in the suspension of mining operations, though essential care and maintenance activities required at the Companies operations were permitted to continue. At Platosa, such essential care and maintenance included ongoing labour costs and water pumping to maintain water levels of the mine, incurring a cost during the Suspension of approximately $3,300 during a period of negligible revenues. The Suspension and associated care and maintenance costs impacted the comparable three- and nine-month periods in 2020. The Mexican Government subsequently declared mining an essential service, and companies were allowed to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020.

On April 22, 2020, the Company completed the acquisition of Otis Gold Corp. (“Otis”) by way of a statutory plan of arrangement resulting in Otis becoming a wholly-owned subsidiary of Excellon.

In September 2020, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share effective September 10, 2020, and the listing of its common shares on the NYSE American, LLC exchange effective September 23, 2020. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under stock options, warrants and restricted share units and related per share amounts in these consolidated condensed financial statements have been retrospectively adjusted to reflect the share consolidation.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These condensed consolidated financial statements were approved by the Board of Directors on November 15, 2021.

5

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

2. BASIS OF PRESENTATION

a)	Statement of compliance and going concern

The Company prepares its condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB, have been omitted or condensed. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020.

These condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Provision for litigation (Note 12) has adversely impacted the Company’s Condensed Consolidated Statement of Financial Position as at September 30, 2021. The Judgment (as that term is defined in Note 12) is solely against San Pedro Resources SA de CV (“San Pedro”) as defendant and the Company believes that the Plaintiff (as that term is defined in Note 12) has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. The book value of San Pedro’s assets included in the Statement of Financial Position of the Company is $5.0 million, including plant, property and equipment of $3.2 million, VAT recoverable of $1.4 million and materials, supplies and other of $0.4 million. The Platosa Mine is owned and operated by a separate subsidiary. Based on the Company’s understanding of corporate, labour and insolvency laws in Mexico, it does not foresee any significant cash outflow from Excellon or San Pedro and considers the likelihood of an interruption to San Pedro’s toll milling operations to be remote. While the Judgment is not subject to further legal appeal in Mexico, the Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. The Company’s assets in Mexico, including those held in San Pedro, are security for the Debentures (Note 10). The Company is monitoring and assessing whether the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment could be considered to constitute an event of default under the trust indenture dated July 30, 2020 governing the outstanding Debentures (the "Indenture"). While the Company does not consider that an event of default has occurred under the Indenture, the Debenture holders may try to take the position that an event of default has occurred under the Indenture. An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company's debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects. As of the date of the board approval of these financial statements, San Pedro has not received any notice that the Plaintiff has initiated any insolvency proceedings or any enforcement proceedings that could result in San Pedro losing control of the toll milling operations.

The Company applies judgment in assessing the future impact of the Provision for litigation, going concern uncertainties including management’s assessment that the Judgment is solely against San Pedro as the defendant, potential insolvency proceedings of San Pedro, potential event of default under the Indenture, the Plaintiff having no recourse to the Company’s other assets, COVID-19 on its business and operations, future commodity prices, and continued access to debt and/or equity financing. After considering these judgments, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. In making this assessment, management does not foresee any significant cash outflow from Excellon or San Pedro concerning the Judgment. Management anticipates that the Company will have sufficient cash resources to fund the next 12 months of planned expenditures and discharge its liabilities in the normal course of operations.

b)	Summary of significant accounting policies, judgments, and estimates

These condensed consolidated financial statements have been prepared using the same accounting policies, methods of computation, judgments and estimates as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2020. Certain comparatives in the statement of cash flow have been reclassified to conform with the current period classification.

6

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

3. MARKETABLE SECURITIES AND WARRANTS

In 2018, the Company entered into an option agreement to farm-out its Beschefer property to Wallbridge Mining Company Ltd. (“Wallbridge”, TSX:WM), receiving an initial consideration of 500,000 common shares of Wallbridge (“Wallbridge Shares”). On March 17, 2020, the Company entered into an amended agreement to receive an additional 3,000,000 Wallbridge Shares and 500,000 common share purchase warrants (“Wallbridge Warrants”) to relinquish all interest in the Beschefer Property (“Wallbridge Consideration”). The Wallbridge Warrants have a strike price of C$1.00 and a term of five years from the date of issuance.

The Wallbridge Shares and Wallbridge Warrants are measured at fair value with changes recorded in other income/expense.

	September 30	December 31
	2021	2020
	$	$
Marketable securities at fair value
Opening balance	2,138	348
Additions	-	995
Unrealized (loss) gain on revaluation	(696)	645
Exchange differences	15	150
Closing balance	1,457	2,138

Warrants at fair value
Opening balance	212	-
Additions	-	128
Unrealized (loss) gain on revaluation	(120)	67
Exchange differences	2	17
Closing balance	94	212

Marketable securities and warrants	1,551	2,350

4. INVENTORIES

	September 30	December 31
	2021	2020
	$	$
Ore stockpiles (1)	701	453
Concentrate inventory (1)	567	4
Materials and supplies	2,033	1,918
	3,301	2,375

(1)	Change in inventories recorded in cost of sales (Note 14.a) excludes currency translation adjustment of $19 for the nine months ended September 30, 2021.

7

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

5. PROPERTY, PLANT AND EQUIPMENT

				Assets	Right
	Mining	Mining	Processing	under	of use
	properties	equipment	equipment	construction	assets	Total
	$	$	$	$	$	$

At January 1, 2020
Cost	31,774	16,887	6,160	5,071	1,646	61,538
Accumulated amortization	(20,198)	(11,267)	(5,036)	-	(219)	(36,720)
	11,576	5,620	1,124	5,071	1,427	24,818

Year ended December 31, 2020
Opening net book value	11,576	5,620	1,124	5,071	1,427	24,818
Additions	1,416	1,873	673	3,658	48	7,668
Reclassification	4,046	3,333	-	(7,325)	(54)	-
Depletion and amortization	(2,191)	(2,101)	(298)	-	(202)	(4,792)
Exchange differences (2)	(377)	164	(503)	(882)	(266)	(1,864)
Closing net book value	14,470	8,889	996	522	953	25,830

At December 31, 2020
Cost	36,400	21,576	6,075	522	1,640	66,213
Accumulated amortization	(21,930)	(12,687)	(5,079)	-	(687)	(40,383)
	14,470	8,889	996	522	953	25,830

Period ended September 30, 2021
Opening net book value	14,470	8,889	996	522	953	25,830
Additions (1)	3,350	308	214	2,599	13	6,484
Reclassification	1,435	382	18	(1,835)	-	-
Impairment (3)	(90)	(386)	(233)	(43)	-	(752)
Depletion and amortization	(3,207)	(1,964)	(213)	-	(181)	(5,565)
Exchange differences (2)	(266)	(139)	(15)	(10)	(3)	(433)
Closing net book value	15,692	7,090	767	1,233	782	25,564

At September 30, 2021
Cost	40,546	21,506	5,968	1,233	1,650	70,903
Accumulated amortization	(24,854)	(14,416)	(5,201)	-	(868)	(45,339)
	15,692	7,090	767	1,233	782	25,564

(1)	During the nine months ended September 30, 2021, the Company incurred $2,599 in sustaining capital expenditures recorded as assets under construction (September 30, 2020 – $2,931), primarily relating to ventilation and dewatering systems at the Platosa Mine. The associated assets will be reclassified to their appropriate asset class when commissioned.

(2)	Unrealized foreign exchange losses on translation of Mexican peso assets at the period-end exchange rate.

(3)	Refer to Note 12 – Provision for Litigation. As a result of the Judgment, the Company performed an impairment test on the Miguel Auza processing facility (held in San Pedro) and the Platosa Mine CGUs as of September 30, 2021. The recoverable amounts were calculated using the value in use method and estimated based on discounted future cash flows. The recoverable amount of the Platosa Mine was estimated to exceed the carrying amount of the CGU. The discounted cash flows for the Miguel Auza processing facility have been adjusted to reflect risks related to the Judgment. The other key assumptions used in making this assessment included forecast tonnes delivered from Platosa, forecast third party toll-milling tonnes and rates, operating and maintenance costs, and the discount rate. A discount rate of 10% was estimated based on the Company’s weighted average cost of capital. As a result, an impairment loss of $752 was recognized in San Pedro at September 30, 2021. In the event that the projected third party toll-milling cash flows could not be generated, a further impairment charge of $525 would result. The Company is currently operating the Miguel Auza processing facility uninterrupted. In the event San Pedro enters into insolvency proceedings an additional impairment could result.

8

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

6. MINERAL RIGHTS

	Platosa	Beschefer	Silver City	Kilgore	Oakley
	(Mexico)	(Canada)	(Germany)(1)	(Idaho) (2)	(Idaho) (3)	Total
	$	$	$	$	$	$
At January 1, 2020
Cost	3,785	1,428	245	-	-	5,458
Accumulated amortization	(2,782)	-	-	-	-	(2,782)
	1,003	1,428	245	-	-	2,676

Year ended December 31, 2020
Opening net book value	1,003	1,428	245	-	-	2,676
Additions	-	-	317	13,756	5,364	19,437
Disposals	-	(1,348)	-	-	-	(1,348)
Depletion and amortization	(178)	-	-	-	-	(178)
Exchange differences	(21)	(80)	25	-	-	(76)
Closing net book value	804	-	587	13,756	5,364	20,511

At December 31, 2020
Cost	3,721	-	587	13,756	5,364	23,428
Accumulated amortization	(2,917)	-	-	-	-	(2,917)
	804	-	587	13,756	5,364	20,511

Period ended September 30, 2021
Opening net book value	804	-	587	13,756	5,364	20,511
Additions	-	-	490	-	-	490
Payments received under earn-in agreement	-	-	-	-	(75)	(75)
Depletion and amortization	(167)	-	-	-	-	(167)
Exchange differences	(5)	-	(2)	-	-	(7)
Closing net book value	632	-	1,075	13,756	5,289	20,752

At September 30, 2021
Cost	3,694	-	1,075	13,756	5,289	23,814
Accumulated amortization	(3,062)	-	-	-	-	(3,062)
	632	-	1,075	13,756	5,289	20,752

(1)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Bräunsdorf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of C$500 in cash and issue common shares valued at C$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of $1,500. Additional one-time payments of C$300 and C$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. On September 22, 2021, the issuance of 232,240 common shares (valued at C$425) and the cash payment (C$100) were made and recorded as an addition to mineral rights ($415). The Company has the option to issue shares to the value of C$625 and a cash payment of C$200 to complete the acquisition of the Bräunsdorf exploration license before September 23, 2022.

9

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

In March 2021, the Frauenstein, Mohorn and Oederan exploration licenses were granted to the Company following applications to the Sächsisches Oberbergamt (Saxon Mining Authority), increasing the Silver City ground position by 17,600 hectares.

(2)	On April 22, 2020, the Company acquired the Kilgore Gold Project as part of the Otis acquisition. The Company has a 100% interest in the Kilgore Gold property located in Clark County, Idaho, which comprises 614 federal lode mining claims unencumbered by any underlying royalties. In Q4 2020, the Company staked 175 new claims expanding the Kilgore property by 28%.

(3)	On April 22, 2020, the Company acquired 100% ownership of the Oakley Project in Cassia County, Idaho as part of the Otis acquisition. The Oakley Project includes Blue Hill Creek, Matrix Creek, Cold Creek:

●	Blue Hill Creek (“BHC”) – 44 unpatented federal lode mining claims and an adjacent 80 acre Idaho state lease, subject to a 2% net smelter returns (“NSR”) royalty on gold.
●	Matrix Creek – 61 unpatented federal lode mining claims and a 320 acre mineral lease, subject to a 2% NSR on gold. The NSRs at BHC and Matrix Creek can be purchased for a total of $2,000.
●	Cold Creek – 117 unpatented federal lode mining claims.

On February 26, 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra can earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,000 and cash payments to the Company of $550 over a six-year period. During the term of the Oakley Agreement, Excellon is Project Manager and earns 10% of the approved exploration expenditures for technical oversight and project management.

In Q1 2021, the Company received a payment of $75 from Centerra under the earn-in agreement. In accordance with the Company’s farm-out accounting policy this amount was credited to the Oakley Project.

7. INCOME TAX

The Company recognized deferred tax assets of $5,145 in respect of Mexican tax losses as at December 31, 2020. For the nine months ended September 30, 2021, the Company utilized $1,231 of these deferred tax assets to offset taxable profits (nine months ended September 30, 2020: $nil). At September 30, 2021 the Company derecognized deferred tax assets of $326 as a result of a legal restructuring of subsidiaries in response to changes in Mexican labour laws, and of $3,056 due to the uncertainty related to the Provision for litigation (Note 12) and certain forecast taxable profits related to third-party toll milling services. The Company continues to hold unrecognized Mexican non-capital losses of $42.1 million (pre-tax), to be carried forward and applied against future taxable profits.

8. TRADE AND OTHER PAYABLES

The Company’s payables comprise trade payables, accruals and other payables as at September 30, 2021. Trade payables comprise $4,248 of the $8,211 balance (as at December 31, 2020 $4,252 of the $8,172 balance), of which $2,432 relate to operations in Mexico (as at December 31, 2020 – $2,429). Accruals and other payables of $3,963 (as at December 31, 2020 – $3,920) include administrative and operating costs, accounting and legal services, income taxes and statutory payroll withholding taxes. Trade payables and accruals related to property, plant and equipment additions totaled $561 at September 30, 2021 (December 31, 2020 – $173).

10

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

9. PROVISIONS

	Post-retirement	Rehabilitation
	benefits (1)	provision (2)	Total
	$	$	$

Year ended December 31, 2020
Opening balance	617	1,626	2,243
Termination payments	(113)	-	(113)
Change in estimate	233	-	233
Accretion for the period	40	61	101
Exchange differences	(125)	(131)	(256)
Closing balance	652	1,556	2,208

Period ended September 30, 2021
Opening balance	652	1,556	2,208
Termination payments	(57)	-	(57)
Change in estimate	-	147	147
Accretion for the period	184	59	243
Change on reorganization (3)	(90)	-	(90)
Exchange differences	(11)	(30)	(41)
Closing balance	678	1,732	2,410

(1)	Post-retirement benefits: The Company provides post-retirement benefit supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Key financial assumptions used in the above estimate include an annual discount rate of 6.50% (December 31, 2020 – 4.86%), annual salary rate increase of 3.75% (December 31, 2020 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2020 – 5.31%) and the life of mine of approximately three years.

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 6.22% (December 31, 2020 – 4.73%), Mexican inflation rate and the life of mine of approximately three years. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $2,075 of which $1,087 relates to the Platosa mine and $988 relates to the Miguel Auza processing facility.

(3)	In accordance with changes in Mexican labour laws, the Company’s post-retirement benefit obligations were transferred between subsidiaries of the Company and revalued, resulting in a net reduction in the provision.

Also refer to Note 12 for the Provision for litigation that was recognized in the three- and nine-month periods ended September 30, 2021.

10. CONVERTIBLE DEBENTURES

On July 30, 2020, the Company closed a private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17.91 million.

The Debentures have a term of 36 months and are convertible into common shares of the Company prior to maturity at a conversion price of C$5.30 per common share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in common shares of the Company at the Company’s option based on the 10-day volume-weighted average price (“VWAP”) of the common shares prior to the payment date and an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico - please refer to Note 2 Basis of presentation.

On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the common shares on or after such 24-month anniversary is equal to or greater than C$12.50.

11

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The purchasers of the Debentures were also issued 1,006,542 common share purchase warrants (“Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023. In connection with the Financing, the Company granted 136,887 common share purchase warrants (the “Broker Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023.

Net proceeds from the Debentures were C$17.1 million ($12.8 million) after cash transaction costs of C$768 ($572) and were allocated between debt and equity components. On initial recognition, the fair value of the debt of C$8,459 ($6,298) was estimated using a coupled Black-Scholes model based on an expected term of 36 months and a coupon rate of 5.75%. The residual portion of C$6,382 ($4,751) represented the value of the conversion option and other features of the Debentures and was recognized in equity net of a deferred tax recovery of C$2,301 ($1,713) related to a taxable temporary difference on this equity component.

The debt component is recorded at amortized cost and is accreted to the principal amount over the term of the Debentures. The Company elected to pay the December 31, 2020 and June 30, 2021 interest payments in common shares valued at C$754 ($588) and C$888 ($727) respectively. The Company recorded interest expense of C$2,969 ($2,380) for the nine months ended September 30, 2021.

	$ CAD	$ USD

Year ended December 31, 2020
Proceeds on issuance of Debenture	17,910	13,334
Transaction costs paid	(768)	(572)
Portion allocated to equity - conversion option and other features	(8,683)	(6,464)
Interest expense	1,594	1,222
Value of shares issued to settle interest payable	(754)	(588)
Exchange differences	-	351
Closing balance	9,299	7,283

Period ended September 30, 2021
Opening balance	9,299	7,283
Interest expense	2,969	2,380
Value of shares issued to settle interest payable	(888)	(727)
Exchange differences	-	(4)
Closing balance	11,380	8,932

12

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

11. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of shares
	(000’s)	$

Year ended December 31, 2020
Opening balance	22,491	114,840
Shares issued on exercise of stock options	261	602
Shares issued on exercise of RSUs and DSUs	382	1,627
Shares issued on exercise of warrants	2	8
Shares issued on acquisition of Otis Gold Corp (1)	8,131	16,370
Shares issued as part of Credit Facility (2)	107	180
Shares issued to settle payables (3)	671	1,738
Value of shares issued in asset acquisition (4)	66	246
Shares issued to settle interest on convertible debentures (5)	228	588
Balance at December 31, 2020	32,339	136,199

Period ended September 30, 2021
Opening balance	32,339	136,199
Shares issued on exercise of stock options	15	55
Shares issued on exercise of RSUs and DSUs	183	678
Value of shares issued in asset acquisition (4)	232	336
Shares issued to settle interest on convertible debentures (5)	286	727
Balance at September 30, 2021	33,055	137,995

(1)	On April 22, 2020, the Company completed the acquisition of Otis. Otis shareholders received 0.046 of a common share for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 common shares valued at the market price of C$2.85 per common share.

(2)	On March 16, 2020, the Company closed a $6,000 bridge-loan credit facility (the “Credit Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Credit Facility bore interest of 10% per annum, compounded and payable monthly, and was due and payable in full on or before September 14, 2020. In consideration for the Credit Facility, Excellon issued 107,291 common shares to Sprott Lending. The Company repaid the Credit Facility on August 4, 2020 on the closing of the Financing (Note 10).

(3)	During the second and third quarters of 2020, the Company issued 670,974 common shares in settlement of certain Otis transaction costs and Mexican trade payables totaling C$2,098, as approved by the TSX. An amount of $196 (C$261) was recorded in other expenses to reflect the difference between the market value of the common shares issued and the carrying amount of the payables settled.

(4)	On September 21, 2020 and in accordance with the Globex Agreement, the second issuance of 65,657 common shares (valued at C$325) and second cash payment (C$100) were made and recorded as an addition to mineral rights. On September 22, 2021, the third issuance of 232,240 common shares (valued at C$425) and third cash payment (C$100) were made and recorded as an addition to mineral rights (Note 6).

(5)	The Company elected to pay the December 31, 2020 and June 30, 2021 interest payments on the Debentures (Note 10) in common shares valued at C$754 ($588) and C$888 ($727) respectively.

13

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The outstanding number and weighted average exercise prices of equity-settled Stock Options, Warrants, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) are as follows:

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding (2)	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2020	461,000	5.59	1,092,500	7.00	572,485	467,572
Granted/issued/acquired (1)	1,002,395	3.34	1,448,488	5.23	337,331	217,264
Exercised/settled	(260,596)	1.93	(2,400)	3.45	(224,750)	(193,507)
Expired	(332,359)	5.20	-	-	(91,332)	-
Forfeited	(23,004)	4.26	-	-	(128,223)	-
Outstanding at December 31, 2020	847,437	4.21	2,538,588	6.00	465,511	491,330
Exercisable at December 31, 2020	548,009	4.52	2,538,588	6.00	-	98,417

Outstanding at January 1, 2021	847,437	4.21	2,538,588	6.00	465,511	491,330
Granted/issued	212,500	4.14	-	-	428,562	199,353
Exercised/settled	(15,000)	3.05	-	-	(41,117)	(146,068)
Expired	(59,450)	4.75	(1,092,400)	7.00	-	-
Forfeited	(27,584)	3.72	-	-	(29,000)	-
Outstanding at September 30, 2021	957,903	4.20	1,446,188	5.24	823,956	544,615
Exercisable at September 30, 2021	757,944	4.32	1,446,188	5.24	-	98,417

(1)	On April 22, 2020, the Company issued 531,895 Options and 305,060 Warrants (“$3.30 Warrants”) in replacement of Otis Options and Warrants outstanding at the date of acquiring Otis. In accordance with the Otis Stock Option Plan, 130,365 stock options expired on July 22, 2020, 90 days after the closing of the Transaction.
(2)	The Company has the following warrants outstanding:

●	302,760 warrants with an exercise price of C$3.30, expiring on March 29, 2022; and
●	1,143,428 warrants with an exercise price of C$5.75, expiring on July 30, 2023 (Note 10).

On August 27, 2021, 1,092,400 warrants with an exercise price of C$7.00 expired.

14

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Options outstanding and exercisable are as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$2.00 to $3.99	426,787	1.89	333,912	2.99
$4.00 to $5.99	440,116	2.61	333,032	4.54
$6.00 to $7.99	15,000	0.66	15,000	7.63
$8.00 to $9.99	76,000	0.93	76,000	8.51
	957,903	2.12	757,944	4.32

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
Stock options	82	127	427	367
RSU	152	110	439	691
DSU	52	59	548	524
	286	296	1,414	1,582

12. PROVISION FOR LITIGATION

The Company is defending a legal claim against a subsidiary of the Company which is party to an action by a claimant in respect of damages under a property agreement regarding the La Antigua mineral concession (“La Antigua”), a non-material mineral concession within the Evolución Project. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2.5 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was initially awarded damages of $700 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of $22,175 (the “Judgment”), which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro’s appeal of this decision to the federal courts of Mexico was dismissed on July 1, 2021, a decision that was formally communicated to the Company in August 2021, and as the Judgment is not subject to further legal appeal in Mexico, the Company has recorded a Provision for litigation of $22,175 in Q3.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The book value of San Pedro’s assets included in the consolidated Statement of Financial Position of the Company is $5.0 million, including plant, property and equipment of $3.2 million, VAT recoverable of $1.4 million and materials, supplies and other of $0.4 million. The Platosa Mine is owned and operated by a separate subsidiary.

The Company continues to pursue avenues through our labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course and there is currently no impact to the operation of the Company’s business. As of the date of approval of these financial statements, San Pedro has not received any notice that the Plaintiff has initiated any insolvency proceedings or any enforcement proceedings that could result in San Pedro losing control of the toll milling operations.

15

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

13. REVENUE

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc–silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title and the risks and rewards of ownership have transferred to the customer. Final pricing of each delivery is not determined until one to three months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded in revenues.

The Company recognized the following amounts related to revenue:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
Concentrate revenue from contracts with customers (1)	9,451	9,518	28,736	16,049
Provisional pricing adjustments on concentrate sales (1)	(300)	339	(87)	(440)
Revenue from toll milling services	-	-	-	496
Total revenue	9,151	9,857	28,649	16,105

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements. The 2020 quarterly information was revised for the reclassification of foreign exchange differences on provisionally priced sales. The revision for the three and nine months ended September 30, 2020, are an increase in revenue of $190 and a decrease in revenue of $1,068, respectively.

The following table sets out the disaggregation of revenue by metal and form of sale:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
Concentrate revenue:
Silver	5,882	6,699	18,496	10,043
Lead	1,457	1,273	4,215	2,378
Zinc	1,812	1,885	5,938	3,188
Revenue from toll milling services	-	-	-	496
Total revenue	9,151	9,857	28,649	16,105

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. Due to the availability of alternative processing and commercialization options for its concentrate, the Company believes it would suffer no material adverse effect if it lost the services of Trafigura.

16

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

14. EXPENSES BY NATURE

(a) Cost of sales consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
Direct mining and milling costs (1)	5,992	5,125	18,362	13,904
Changes in inventories (2)	(425)	750	(829)	(144)
Depletion and amortization	1,809	1,269	5,372	3,204
Toll milling costs	-	-	-	234
Cost of sales	7,376	7,144	22,905	17,198

(1)	Direct mining and milling costs include personnel, general and administrative, fuel, electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b) Administrative expenses consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
Office and overhead	517	468	1,742	1,133
Salaries and wages	395	308	1,537	1,377
Corporate development and legal	115	245	227	519
Public company costs	40	57	156	138
Administrative expenses	1,067	1,078	3,662	3,167

17

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

(c) Other expenses consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
Unrealized (gain) loss on marketable securities (Note 3)	(2)	236	696	(1,244)
Unrealized loss (gain) on purchase warrants (Note 3)	14	40	120	(163)
Loss on disposal of assets	-	-	-	188
Unrealized foreign exchange (gain) loss (1)	(53)	634	219	1,507
Realized foreign exchange loss (gain)	22	(2)	(134)	8
Provision for litigation (Note 12)	22,277	-	22,277	-
Interest income	(1)	(10)	(5)	(41)
Shares issued at a discount to settle payables	-	122	-	196
Management fee income (Note 6)	(45)	(39)	(112)	(58)
Other	71	(47)	60	(26)
Other expenses	22,283	934	23,121	367

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements. The 2020 quarterly information was revised for the reclassification of foreign exchange differences on provisionally priced sales. The revisions for the three and nine months ended September 30, 2020 are an increase to Other expense of $190 and a decrease to Other expense of $1,068, respectively.

15. EXPLORATION AND HOLDING EXPENSES

Exploration and holding expenses were incurred on the following projects:

		Three months ended		Nine months ended
		September 30	September 30	September 30	September 30
		2021	2020	2021	2020
		$	$	$	$
Platosa property (Mexico)	- exploration work (1)	305	153	1,559	187
	- holding costs	50	43	149	134
Evolución (Mexico)	- exploration work	61	183	195	344
	- holding costs	72	53	216	185
Silver City (Germany)	- exploration work	1,423	911	2,142	1,083
	- holding costs (2)	-	-	-	-
Kilgore (USA)	- exploration work	497	528	1,020	568
	- holding costs	130	130	130	130
Exploration and holding expenses		2,538	2,001	5,411	2,631

(1)	Platosa property exploration excludes underground drilling at the Platosa Mine which is capitalized to Property, plant and equipment (Note 5).

(2)	There are no annual fees associated with exploration licenses in Saxony, Germany. See Note 6 for capitalized earn-in payments under the Globex Agreement.

18

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

16. FINANCE EXPENSES

Finance expenses consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
Interest expense - Debentures	748	365	2,380	365
Interest expense - other	25	255	69	742
Rehabilitation provision - accretion	22	16	59	46
Post-retirement benefits - accretion	11	2	27	3
Post-retirement benefits - transfer (1)	(118)	-	(118)	-
Unrealized (gain) loss on currency hedges	-	(346)	21	673
Finance expenses	688	292	2,438	1,829

(1)	In accordance with changes in Mexican labour laws, the Company’s post-retirement benefit obligations were transferred between subsidiaries of the Company resulting in a net reduction in the provision on revaluation.

17. FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and are subsequently carried at fair value or amortized cost. At September 30, 2021, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their respective fair values due to the short-term nature of these instruments. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

19

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

		September 30	December 31
	Fair value	2021	2020
	hierarchy	$	$

Financial assets
Fair value through profit and loss
Marketable securities	Level 1	1,457	2,138
Warrants	Level 2	94	212
Trade receivables	Level 2	479	1,782
Forward foreign exchange contracts	Level 2	-	21
		2,030	4,153

There were no transfers between levels 1, 2 or 3 during the nine months ended September 30, 2021.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities – the use of quoted market prices
●	Warrants – based on a Black-Scholes model which uses quoted observable inputs
●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays
●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date

18. SEGMENT REPORTING

	MEXICO		CORPORATE		TOTAL
	September 30	December 31	September 30	December 31	September 30	December 31
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$
Property, plant and equipment	24,855	24,877	709	953	25,564	25,830
Additions - Property, plant and equipment	6,471	7,620	13	48	6,484	7,668
Mineral rights	635	804	20,117	19,707	20,752	20,511
Additions - Mineral rights	-	-	490	19,437	490	19,437
Total assets (1)	34,961	40,897	26,074	32,382	61,035	73,279
Total liabilities (1) (Note 12)	31,621	11,959	12,840	10,878	44,461	22,837

(1)	Certain comparative period balances related to deferred income tax and foreign exchange impacts have been reallocated to conform with the current period allocation. As a result, total assets for Mexico and Corporate as at December 31, 2020, previously reported as $63,062 and $10,217, were revised to $40,897 and $32,382, respectively.

20

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
MEXICO
Revenue	9,151	9,857	28,649	16,105
Cost of sales	(7,376)	(7,144)	(22,905)	(17,198)
Exploration and holding expenses	(488)	(432)	(2,119)	(850)
Other expenses (Note 12)	(22,246)	(916)	(22,362)	(1,805)
Impairment loss (Note 5)	(752)	-	(752)	-
Finance income (expenses)	73	969	(1)	(80)
Income tax (expense) recovery	(4,843)	115	(4,918)	(694)
Net income (loss)	(26,481)	2,449	(24,408)	(4,522)

CORPORATE
General and administrative expenses	(1,453)	(1,502)	(5,436)	(5,009)
Exploration and holding expenses	(2,050)	(1,569)	(3,292)	(1,781)
Other expenses	(37)	(18)	(759)	1,438
Finance expenses	(761)	(1,261)	(2,437)	(1,749)
Income tax (expense) recovery	(78)	1,661	5	1,613
Net loss	(4,379)	(2,689)	(11,919)	(5,488)

Net loss	(30,860)	(240)	(36,327)	(10,010)

21